For Immediate Release

Nordion and BioAxone BioSciences Reach an Agreement to Settle Claims

OTTAWA, CANADA – September 24, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) has reached an agreement to settle claims filed against Nordion and its subsidiaries by BioAxone BioSciences, Inc. (“BioAxone”) for a nominal amount. The parties are finalizing the settlement documents, which are expected to be confidential.

During fiscal 2012, Nordion was served with a Complaint relating to the Company’s former MDS Pharma Services business. This legal action, commenced by BioAxone in Florida, related to the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug. BioAxone further alleged that it had suffered damages in an amount greater than US$90 million.

The settlement is expected to have a non material impact on Nordion’s financial position, which the Company intends to report in its fourth quarter fiscal 2013 results.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 450 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Forward-Looking Statements
Certain statements contained in this news release constitute "forward-looking statements" relating to an agreement to settle a claim against Nordion and its subsidiaries and the settlement’s impact on Nordion’s financial position. These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release as the settlement documents have not yet been finalized and the Company is in the middle of its fourth quarter and results are not yet available.

For additional information with respect to certain of these and other beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2012 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.  These documents are also available on Nordion’s website at www.nordion.com.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
shelley.maclean@nordion.com

SOURCE: Nordion